Corporate Communications



Holcim
Holcim Ltd
Zürcherstra
CH-8645 Jc





# Media release on 3rd quarter results 2007

## Good Group results in first nine months and promising outlook

- **Higher deliveries in the cement and ready-mix concrete segments**
- **Net sales increase 15.8 percent to CHF 20.3 billion**
- **Operating EBITDA lifted 19 percent to CHF 5.3 billion**
- **Operating profit improves 20.7 percent to CHF 4 billion**
- **Capital gain of CHF 1.1 billion on sale of shareholding in South Africa**
- **Net income rises 97.8 percent to CHF 3.9 billion**
- **Net income (attributable to equity holders of Holcim Ltd) increases 119.3 percent to CHF 3.3 billion**
- **Cash flow from operating activities improves 38.8 percent to CHF 3.3 billion**



November 7, 2007

**Strong presence in growth markets pays off**
Much of the global construction industry remains in a robust state. This is particularly true of the emerging markets and especially of Asia. Increasing urbanization, major housing shortages and the need to expand infrastructure is leading to steady demand for construction materials. In this dynamic environment, Holcim performed very well in the first nine months of 2007 and made substantial financial progress.

The result also reflects Holcim's ability to integrate newly acquired companies rapidly and efficiently into the Group and its ability to achieve attractive margins in spite of rising energy and raw material prices.

Group cement sales increased by 8.7 percent to 112.8 million tonnes. Deliveries of aggregates such as crushed stone, gravel and sand by the Group companies operating in this segment declined by 0.7 percent to 137 million tonnes. Holcim made gains in the ready-mix concrete segment, where the sales volume rose by 2.4 percent to 33.6 million cubic

meters. The greatest increase was achieved in Asia due to the buoyant economic situation and the new consolidations. The deconsolidation of Holcim South Africa in June 2007 had a substantial impact on Group region Africa Middle East.

| Group in million CHF | Jan - Sept 2007 | Jan - Sept 2006 | +/-% | July - Sept 2007 | July - Sept 2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 20,286 | 17,514 | +15.8 | 7,284 | 6,635 | +9.8 |
| Operating EBITDA | 5,340 | 4,489 | +19.0 | 2,016 | 1,772 | +13.8 |
| Operating profit | 3,961 | 3,281 | +20.7 | 1,538 | 1,340 | +14.8 |
| Net income | 3,857 | 1,950 | +97.8 | 999 | 862 | +15.9 |
| Cash flow from operating activities | 3,260 | 2,348 | +38.8 | 1,527 | 1,532 | -0.3 |

Consolidated net sales increased by 15.8 percent to CHF 20.286 billion, and operating EBITDA rose by 19 percent to CHF 5.340 billion. In most cases it proved possible to pass on higher purchase prices. In parallel with the further increase in operating efficiency, the operating EBITDA margin improved by 0.7 percentage points to 26.3 percent. At 13.1 percent, internal operating EBITDA growth was higher than the mid-year figure. Since net income also contains the capital gain and the special dividend from the sale of the South African shareholding, it increased by an above-average 97.8 percent to CHF 3.857 billion, and the share of net income attributable to equity holders of Holcim Ltd increased by 119.3 percent to CHF 3.300 billion. Cash flow from operating activities increased by 38.8 percent to CHF 3.260 billion.

**Improvements in results in Europe**

There is still a great deal of construction under way in Europe. France and the UK saw increases in building activity. Some signs of market saturation were apparent in Switzerland and Northern Italy. In Spain, primarily the residential construction sector declined. Growth continued in Eastern Europe. Demand remained particularly dynamic in the Southeast of Europe and in Russia.

In northern France, Holcim France Benelux increased sales in all segments. Aggregate Industries UK sold more aggregates supported by a strong contribution from Foster Yeoman and also increased its ready-mix concrete and asphalt sales. Business was particularly good in the Greater London area. In Germany, cement deliveries remained stable. At Holcim Switzerland, weaker activity in civil engineering led to a fall in sales volumes and at Holcim Spain, deliveries did not match the previous year's high levels.

In Eastern and Southeastern Europe, cement sales increased. Holcim Bulgaria achieved the highest growth rate, followed by Group companies in Romania and the Czech Republic. Slovakia, the Czech Republic and Bulgaria saw higher than average increases in sales of aggregates. Croatia and Romania reported strong growth in ready-mix concrete sales.

Given the region's market potential, Holcim is undertaking several expansion projects. The capacity modernization and expansion program under way in Beli Izvor (Bulgaria) is at an advanced stage, and in Campulung, Romania's largest kiln line is currently under construction. At the Shurovo plant, which supplies Moscow with cement, project planning work is in full swing with a view to doubling production capacity to 2.1 million tonnes of cement per year.

Overall in Europe, cement deliveries rose by 5.7 percent to 26.1 million tonnes. Volumes of aggregates sold rose the most strongly by 9.8 percent to 76.4 million tonnes. This increase

is attributable to the volumes contributed by UK-based Foster Yeoman consolidated for the first time as of September 2006, brisk demand in France and Germany, and a solid performance in Eastern and Southeastern Europe. Volumes of ready-mix concrete remained stable at 14.9 million cubic meters.

| Europe<br>in million CHF | Jan - Sept<br>2007 | Jan - Sept<br>2006 | +/-% | July - Sept<br>2007 | July - Sept<br>2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 7,773 | 6,306 | +23.3 | 2,708 | 2,326 | +16.4 |
| Operating EBITDA | 1,835 | 1,464 | +25.3 | 700 | 574 | +22.0 |
| Operating profit | 1,345 | 1,058 | +27.1 | 530 | 433 | +22.4 |

Operating EBITDA increased by 25.3 percent to CHF 1.835 billion, while internal operating EBITDA growth came to 13 percent. The result reflects the improvements in performance of Aggregate Industries UK, Holcim France Benelux, and virtually all Group companies in Eastern Europe. Worthy of particular attention are the encouraging interim results achieved in Slovakia, the Czech Republic, Romania and Bulgaria. A markedly higher contribution to results was achieved in Russia.

**Solid earnings from North America**

The situation in the US real estate market remains difficult. The number of homes for sale on the market has increased steadily since the beginning of the year. The favorable order situation for industrial and commercial buildings, and infrastructure work have provided a certain counterweight. The mood in Canada is slightly better and recent months have even seen a revival in construction activity.

At Holcim US, sales volumes declined, particularly in the Mid-West and in the catchment area of the Mississippi and Missouri rivers. As a logical consequence, there has been a strong reduction in lower-margin cement imports. In Canada too, St. Lawrence Cement could not realize the same level of high volume achieved in the previous year, and in the Northeastern US – the company's second market area – cement deliveries also decreased. From a Group perspective, cement sales in North America decreased by 9.5 percent to 12.4 million tonnes in the first nine months of 2007.

Aggregate Industries US was impacted by a tougher environment and to some extent by adverse weather conditions. Thus, aggregates suffered a decline in volumes despite Meyer Material being part of this Group company since mid-2006, but retained its market share. At St. Lawrence Cement in Canada, the higher order volume from the commercial, industrial and public sectors led to additional sales. On balance, deliveries in North America decreased by 10.4 percent to 43 million tonnes. Sales of ready-mix concrete increased in both countries, partially driven by acquisitions, by 1.9 percent to 5.3 million cubic meters on a consolidated basis.

| North America<br>in million CHF | Jan - Sept.<br>2007 | Jan - Sept<br>2006 | +/-% | July - Sept<br>2007 | July - Sept<br>2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 4,016 | 4,110 | -2.3 | 1,763 | 1,734 | +1.7 |
| Operating EBITDA | 771 | 776 | -0.6 | 428 | 400 | +7.0 |
| Operating profit | 492 | 525 | -6.3 | 324 | 308 | +5.2 |

Due to productivity gains, a high capacity utilization, and good market prices, Holcim US succeeded in making up for the lower demand and even reported a slight improvement in operating EBITDA compared with 2006. St. Lawrence Cement virtually matched its strong prior-year performance. Aggregate Industries US posted a weaker result. The financial

results of Group region North America just fell short of the previous year's level. Consolidated operating EBITDA decreased by 0.6 percent to CHF 771 million. Contrary to the first half of 2007, internal operating EBITDA growth was positive at 0.5 percent.

Holcim US has largely completed the construction of the port facilities on the Mississippi and the big silos at the new Ste. Genevieve plant. Work is progressing as scheduled on the foundations of the new kiln line and the preheater tower. Aggregate Industries US has acquired several ready-mix concrete plants in South Carolina and thus established a further foothold in an attractive market.

Since August 13, 2007, following the successful completion of the public tender to the minority shareholders, St. Lawrence Cement has become a wholly owned Group subsidiary. To improve Holcim's long-term positioning in the North American market, it was decided that as of the beginning of 2008 St. Lawrence Cement would concentrate on the Canadian market, while its activities in the northeastern part of the United States would be integrated into Holcim US. This repositioning will lead to improved customer relations and market development, and will bring cost savings.

**Latin American deliveries reach high levels**

Taken as a whole, the Latin American construction sector has held up well. Despite regional differences, cement consumption continued to rise. The solid order position in the construction sector is mainly a reflection of robust domestic demand. In many places, additional impetus was generated by the export sector, which benefited from rising world market prices for raw materials and agricultural products. Investment focused on public and private house building activity. However, the expansion of transport and utility infrastructure was also a major factor.

In Mexico, Holcim Apasco concentrated on high-margin cement types leading to a slight decrease in sales volumes. Deliveries of ready-mix concrete were at the same level as the previous year. Holcim sold more cement in Central America and the Caribbean. Investments in port facilities and tourist development and the expansion of refinery capacity led to higher demand.

Markets in Colombia and Ecuador remained buoyant, with both Group companies seeing significant increases in sales of cement and ready-mix concrete. Holcim Venezuela decided not to export clinker and cement due to sustained strong domestic demand. Delays in projects for the expansion of local public transport networks led to a fall in volumes of ready-mix concrete. Holcim Brazil saw a sharper than expected increase in cement sales, as well as a rise in deliveries of ready-mix concrete. For the first time in about two years, price levels improved slightly, but they continued to remain unsatisfactory. In Chile, the construction markets revived a little in the third quarter. However, Cemento Polpaico saw a slight decline in cement sales over the nine-month period as a whole. The oversupply in the ready-mix concrete sector continued to depress volumes. Construction activity in Argentina was dynamic, and Minetti achieved remarkable growth rates in all segments.

Consolidated cement sales in this Group region grew by 1.5 percent to 19.8 million tonnes. Difficult conditions in the aggregates business with third parties in Ecuador and Brazil resulted in a decline in consolidated deliveries in this segment by 3.1 percent to 9.4 million tonnes. Volumes of ready-mix concrete increased by 4 percent to 7.8 million cubic meters.

| Latin America in million CHF | Jan – Sept 2007 | Jan – Sept 2006 | +/-% | July – Sept 2007 | July – Sept 2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 2,961 | 2,750 | +7.7 | 1,038 | 934 | +11.1 |
| Operating EBITDA | 932 | 955 | -2.4 | 324 | 309 | +4.9 |
| Operating profit | 752 | 765 | -1.7 | 265 | 245 | +8.2 |

The lower volumes in Mexico, the persisting unsatisfactory price situation in Brazil and the subdued market development in Chile affected the consolidated results for the region. Other factors include the sharp increase in the price of petcoke, which is an important source of energy for the cement plants, and the deterioration in exchange rates against the Swiss franc. Operating EBITDA decreased by 2.4 percent to CHF 932 million. Internal operating EBITDA growth was positive at 0.1 percent.

**Africa Middle East sees improved margins**
Business conditions in the construction materials markets of this Group region remained favorable, and several Group companies made remarkable progress.

Holcim Morocco benefited from rising demand in the residential construction, tourism and road building sectors. Delivery volumes of cement and ready-mix concrete increased. The new kiln line at the Settat plant started clinker production in July. Production is progressing as expected, supporting future supply of the key market area of Casablanca. Robust economic conditions led to new record levels of cement deliveries at Egyptian Cement. Despite the export levy introduced in spring, exports of cement and clinker have been kept at a significant level. Construction activity was still weak in Lebanon. Since cement deliveries to bordering countries continued to flourish, the Lebanese Group company saw a net increase in sales.

Group companies in the Indian Ocean region also reported a rise in sales volumes. The increase in demand for cement and ready-mix concrete is attributable to house and road building in La Réunion. In West Africa, sales volumes recovered.

The majority interest in the share capital of Holcim South Africa was sold, backed by the government's Black Economic Empowerment strategy. The company was deconsolidated with effect from June 5, 2007. As a result, consolidated cement sales declined by 0.9 percent to 11.2 million tonnes, while deliveries of aggregates decreased by a higher than average 38.1 percent to 5.2 million tonnes. Volumes of ready-mix concrete decreased by 21.1 percent to 1.5 million cubic meters. On a like-for-like basis, sales of cement would have increased by 13.3 percent, deliveries of aggregates by 1.2 percent and volumes of ready-mix concrete by 10.5 percent.

| Africa Middle East in million CHF [1] | Jan - Sept 2007 | Jan - Sept 2006 | +/-% | July - Sept 2007 | July - Sept 2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 1,466 | 1,547 | -5.2 | 387 | 542 | -28.6 |
| Operating EBITDA | 535 | 512 | +4.5 | 146 | 190 | -23.2 |
| Operating profit | 481 | 445 | +8.1 | 131 | 167 | -21.6 |

[1] Since June 5, 2007 excluding Holcim South Africa.

The first nine months of the current financial year saw a significant improvement in the results of Group region Africa Middle East. All Group companies contributed to this positive development. There was a marked rise at Holcim Morocco and Egyptian Cement in

particular. Despite the loss of earnings from South Africa, operating EBITDA increased by 4.5 percent to CHF 535 million, while internal operating EBITDA growth was 30.3 percent.

**Continued expansion in Asia Pacific**

Construction activity gained momentum in Group region Asia Pacific. With a few exceptions, the markets served by Holcim saw an increase in cement consumption. There was a sharp rise in demand for building materials in India and Vietnam. Demand also increased appreciably in Indonesia and the Philippines, while remaining firm in Australia and New Zealand.

The two Indian Group companies ACC and Ambuja Cements once again increased their sales of cement. Despite long-lasting monsoons and sporadic interruptions of production, market supplies were assured at all times. The good order situation is attributable to residential and commercial construction activity and major infrastructure projects.

Holcim Vietnam also increased its cement production substantially. Siam City Cement in Thailand more than compensated for the fall in domestic demand with higher cement exports. Sales of ready-mix concrete increased slightly. Holcim Philippines benefited from more robust market conditions and exports increased. In Indonesia, lower interest rates stimulated the private construction sector. Volumes sold by Cement Australia and Holcim New Zealand reached impressive levels.

With the exception of Holcim Malaysia – where weather conditions delayed the start of major construction projects – Group companies increased deliveries of cement. The sharp rise in consolidated sales by 23.1 percent to 48.5 million tonnes is primarily attributable to the Group companies in India. The 30.4 percent rise in sales of aggregates to 3 million tonnes is due to the increase in activity in Thailand and Indonesia. The 24.2 percent increase in sales of ready-mix concrete to 4.1 million cubic meters reflects the continuing vertical integration in several conurbations.

| Asia Pacific in million CHF | Jan - Sept 2007 | Jan - Sept 2006 | +/-% | July - Sept 2007 | July - Sept 2006 | +/-% |
|---|---|---|---|---|---|---|
| Net sales | 4,678 | 3,342 | +40.0 | 1,595 | 1,262 | +26.4 |
| Operating EBITDA | 1,402 | 933 | +50.3 | 462 | 351 | +31.6 |
| Operating profit | 1,035 | 645 | +60.5 | 336 | 241 | +39.4 |

The wider scope of consolidation and the solid business performance are reflected in this Group region's positive financial results. Operating EBITDA increased by 50.3 percent to CHF 1.402 billion. The Group posted internal operating EBITDA growth of 23.3 percent. India apart, Group companies in Indonesia, the Philippines, Singapore and Vietnam in particular contributed to the better results.

In the third quarter of 2007, the Group increased its stake in Group company Ambuja Cements through the acquisition of a share package from the founding families. Under India's takeover code, this transaction automatically triggers a public bid for a further 20 percent of the share capital.

In line with the forecast increase in consumption, Holcim's cement capacity in India will significantly be expanded over the next few years, reaching approximately 45 million tonnes per year by the end of 2007.

## Record result in sight

For the 2007 financial year as a whole, Holcim can once again look forward to an excellent result and attractive organic growth. Despite a slowdown in some markets, the Board of Directors and the Executive Committee expect that in 2007 the Group will again clearly exceed its long-term growth target of 5 percent in internal operating EBITDA. The acquisitions of recent years and the extensive program to expand capacity and boost efficiency will give the Group additional growth momentum over the coming years.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

The Third Quarter Interim Report 2007 is available at www.holcim.com

* * * * * * *

**Press conference:**
**Wednesday, November 7, 2007, 9:30 a.m., Holcim, Hagenholzstrasse 85, 8050 Zurich**

* * * * * * *

## Key Figures

| Holcim Group January – September | | 2007 | 2006 | +/-% | +/-% local currency |
|---|---|---|---|---|---|
| Annual production capacity cement | million t | 197.8 | 197.8 [1] | | |
| Sales of cement | million t | 112.8 | 103.8 | +8.7 | |
| Sales of mineral components | million t | 4.2 | 4.4 | -4.5 | |
| Sales of aggregates | million t | 137.0 | 138.0 | -0.7 | |
| Sales of ready-mix concrete | million $m^3$ | 33.6 | 32.8 | +2.4 | |
| Sales of asphalt | million t | 10.5 | 11.1 | -5.4 | |
| Net sales | million CHF | 20,286 | 17,514 | +15.8 | +13.7 |
| Operating EBITDA | million CHF | 5,340 | 4,489 | +19.0 | +17.2 |
| Operating EBITDA margin | % | 26.3 | 25.6 | | |
| EBITDA | million CHF | 6,829 | 4,616 | +47.9 | +45.4 |
| Operating profit | million CHF | 3,961 | 3,281 | +20.7 | +19.1 |
| Operating profit margin | % | 19.5 | 18.7 | | |
| Net income | million CHF | 3,857 | 1,950 | +97.8 | +94.4 |
| Net income margin | % | 19.0 | 11.1 | | |
| Net income – equity holders of Holcim Ltd | million CHF | 3,300 | 1,505 | +119.3 | +115.6 |
| Cash flow from operating activities | million CHF | 3,260 | 2,348 | +38.8 | +36.3 |
| Cash flow margin | % | 16.1 | 13.4 | | |
| Net financial debt | million CHF | 14,509 | 12,837 [1] | +13.0 | +13.0 |
| Total shareholders' equity | million CHF | 21,745 | 18,725 [1] | +16.1 | +15.0 |
| Gearing [2] | % | 66.7 | 68.6 [1] | | |
| Personnel | | 88,767 | 88,783 [1] | | |
| Earnings per dividend-bearing share [3] | CHF | 12.73 | 6.28 | +102.7 | +99.3 |
| Fully diluted earnings per share [3] | CHF | 12.58 | 6.17 | +103.9 | +100.5 |

| Principal key figures in USD (illustrative) [4] | | | | | |
|---|---|---|---|---|---|
| Net sales | million USD | 16,628 | 13,900 | +19.6 | |
| Operating EBITDA | million USD | 4,377 | 3,563 | +22.8 | |
| Operating profit | million USD | 3,247 | 2,604 | +24.7 | |
| Net income – equity holders of Holcim Ltd | million USD | 2,705 | 1,194 | +126.5 | |
| Cash flow from operating activities | million USD | 2,672 | 1,863 | +43.4 | |
| Net financial debt | million USD | 12,401 | 10,522 [1] | +17.9 | |
| Total shareholders' equity | million USD | 18,585 | 15,348 [1] | +21.1 | |
| Earnings per dividend-bearing share [3] | USD | 10.43 | 4.98 | +109.4 | |

| Principal key figures in EUR (illustrative) [4] | | | | | |
|---|---|---|---|---|---|
| Net sales | million EUR | 12,370 | 11,155 | +10.9 | |
| Operating EBITDA | million EUR | 3,256 | 2,859 | +13.9 | |
| Operating profit | million EUR | 2,415 | 2,090 | +15.6 | |
| Net income – equity holders of Holcim Ltd | million EUR | 2,012 | 959 | +109.8 | |
| Cash flow from operating activities | million EUR | 1,988 | 1,496 | +32.9 | |
| Net financial debt | million EUR | 8,740 | 7,973 [1] | +9.6 | |
| Total shareholders' equity | million EUR | 13,099 | 11,630 [1] | +12.6 | |
| Earnings per dividend-bearing share [3] | EUR | 7.76 | 4.00 | +94.0 | |

1 As of December 31, 2006.

2 Net financial debt divided by total shareholders' equity.

3 EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

4 Income statement figures translated at average rate; balance sheet figures at closing rate.





Strength. Performance. Passion.



Third Quarter Interim Report 2007 Holcim Ltd

**Key figures Group Holcim**

| January–September | | 2007 | 2006 | ±% | ±% local currency |
|---|---|---|---|---|---|
| Annual production capacity cement | million t | 197.8 | 197.8[1] | | |
| Sales of cement | million t | 112.8 | 103.8 | +8.7 | |
| Sales of mineral components | million t | 4.2 | 4.4 | -4.5 | |
| Sales of aggregates | million t | 137.0 | 138.0 | -0.7 | |
| Sales of ready-mix concrete | million m³ | 33.6 | 32.8 | +2.4 | |
| Sales of asphalt | million t | 10.5 | 11.1 | -5.4 | |
| Net sales | million CHF | 20,286 | 17,514 | +15.8 | +13.7 |
| Operating EBITDA | million CHF | 5,340 | 4,489 | +19.0 | +17.2 |
| Operating EBITDA margin | % | 26.3 | 25.6 | | |
| EBITDA | million CHF | 6,829 | 4,616 | +47.9 | +45.4 |
| Operating profit | million CHF | 3,961 | 3,281 | +20.7 | +19.1 |
| Operating profit margin | % | 19.5 | 18.7 | | |
| Net income | million CHF | 3,857 | 1,950 | +97.8 | +94.4 |
| Net income margin | % | 19.0 | 11.1 | | |
| Net income – equity holders of Holcim Ltd | million CHF | 3,300 | 1,505 | +119.3 | +115.6 |
| Cash flow from operating activities | million CHF | 3,260 | 2,348 | +38.8 | +36.3 |
| Cash flow margin | % | 16.1 | 13.4 | | |
| Net financial debt | million CHF | 14,509 | 12,837[1] | +13.0 | +13.0 |
| Total shareholders' equity | million CHF | 21,745 | 18,725[1] | +16.1 | +15.0 |
| Gearing[2] | % | 66.7 | 68.6[1] | | |
| Personnel | | 88,767 | 88,783[1] | | |
| Earnings per dividend-bearing share[3] | CHF | 12.73 | 6.28 | +102.7 | +99.3 |
| Fully diluted earnings per share[3] | CHF | 12.58 | 6.17 | +103.9 | +100.5 |

**Principal key figures in USD (illustrative)[4]**

| | | | | |
|---|---|---|---|---|
| Net sales | million USD | 16,628 | 13,900 | +19.6 |
| Operating EBITDA | million USD | 4,377 | 3,563 | +22.8 |
| Operating profit | million USD | 3,247 | 2,604 | +24.7 |
| Net income – equity holders of Holcim Ltd | million USD | 2,705 | 1,194 | +126.5 |
| Cash flow from operating activities | million USD | 2,672 | 1,863 | +43.4 |
| Net financial debt | million USD | 12,401 | 10,522[1] | +17.9 |
| Total shareholders' equity | million USD | 18,585 | 15,348[1] | +21.1 |
| Earnings per dividend-bearing share[3] | USD | 10.43 | 4.98 | +109.4 |

**Principal key figures in EUR (illustrative)[4]**

| | | | | |
|---|---|---|---|---|
| Net sales | million EUR | 12,370 | 11,155 | +10.9 |
| Operating EBITDA | million EUR | 3,256 | 2,859 | +13.9 |
| Operating profit | million EUR | 2,415 | 2,090 | +15.6 |
| Net income – equity holders of Holcim Ltd | million EUR | 2,012 | 959 | +109.8 |
| Cash flow from operating activities | million EUR | 1,988 | 1,496 | +32.9 |
| Net financial debt | million EUR | 8,740 | 7,973[1] | +9.6 |
| Total shareholders' equity | million EUR | 13,099 | 11,630[1] | +12.6 |
| Earnings per dividend-bearing share[3] | EUR | 7.76 | 4.00 | +94.0 |

[1] As of December 31, 2006.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

# Strong presence in growth markets pays off. Good Group results in first nine months and promising outlook.

Dear Shareholder

Much of the global construction industry remains in a robust state. This is particularly true of the emerging markets and especially of Asia. Increasing urbanization, major housing shortages and the need to expand infrastructure is leading to steady demand for construction materials. In this dynamic environment, Holcim performed very well in the first nine months of 2007 and made substantial financial progress.

The result also reflects Holcim's ability to integrate newly acquired companies rapidly and efficiently into the Group and its ability to achieve attractive margins in spite of rising energy and raw material prices.

Group cement sales increased by 8.7 percent to 112.8 million tonnes. Deliveries of aggregates such as crushed stone, gravel and sand by the Group companies operating in this segment declined by 0.7 percent to 137 million tonnes. Holcim made gains in the ready-mix concrete segment, where the sales volume rose by 2.4 percent to 33.6 million cubic meters. The greatest increase was achieved in Asia due to the buoyant economic situation and the new consolidations. The deconsolidation of Holcim South Africa in June 2007 had a substantial impact on Group region Africa Middle East.

| Group<br>in million CHF | Jan–Sept<br>2007 | Jan–Sept<br>2006 | ±% | July–Sept<br>2007 | July–Sept<br>2006 | ±% |
|---|---|---|---|---|---|---|
| Net sales | 20,286 | 17,514 | +15.8 | 7,284 | 6,635 | +9.8 |
| Operating EBITDA | 5,340 | 4,489 | +19.0 | 2,016 | 1,772 | +13.8 |
| Operating profit | 3,961 | 3,281 | +20.7 | 1,538 | 1,340 | +14.8 |
| Net income | 3,857 | 1,950 | +97.8 | 999 | 862 | +15.9 |
| Cash flow<br>from operating activities | 3,260 | 2,348 | +38.8 | 1,527 | 1,532 | –0.3 |

Consolidated net sales increased by 15.8 percent to CHF 20.286 billion, and operating EBITDA rose by 19 percent to CHF 5.340 billion. In most cases it proved possible to pass on higher purchase prices. In parallel with the further increase in operating efficiency, the operating EBITDA margin improved by 0.7 percentage points to 26.3 percent. At 13.1 percent, internal operating EBITDA growth was higher than the mid-year figure. Since net income also contains the capital gain and the special dividend from the sale of the South African shareholding, it increased by an above-average 97.8 percent to CHF 3.857 billion, and the share of net income attributable to equity holders of Holcim Ltd increased by 119.3 percent to CHF 3.300 billion. Cash flow from operating activities increased by 38.8 percent to CHF 3.260 billion.

**Improvements in results in Europe**

There is still a great deal of construction under way in Europe. France and the UK saw increases in building activity. Some signs of market saturation were apparent in Switzerland and Northern Italy. In Spain, primarily the residential construction sector declined. Growth continued in Eastern Europe. Demand remained particularly dynamic in the Southeast of Europe and in Russia.

In northern France, Holcim France Benelux increased sales in all segments. Aggregate Industries UK sold more aggregates supported by a strong contribution from Foster Yeoman and also increased its ready-mix concrete and asphalt sales. Business was particularly good in the Greater London area. In Germany, cement deliveries remained stable. At Holcim Switzerland, weaker activity in civil engineering led to a fall in sales volumes and at Holcim Spain, deliveries did not match the previous year's high levels.

In Eastern and Southeastern Europe, cement sales increased. Holcim Bulgaria achieved the highest growth rate, followed by Group companies in Romania and the Czech Republic. Slovakia, the Czech Republic and Bulgaria saw higher than average increases in sales of aggregates. Croatia and Romania reported strong growth in ready-mix concrete sales.

Given the region's market potential, Holcim is undertaking several expansion projects. The capacity modernization and expansion program under way in Beli Izvor (Bulgaria) is at an advanced stage, and in Campulung, Romania's largest kiln line is currently under construction. At the Shurovo plant, which supplies Moscow with cement, project planning work is in full swing with a view to doubling production capacity to 2.1 million tonnes of cement per year.

Overall in Europe, cement deliveries rose by 5.7 percent to 26.1 million tonnes. Volumes of aggregates sold rose the most strongly by 9.8 percent to 76.4 million tonnes. This increase is attributable to the volumes contributed by UK-based Foster Yeoman consolidated for the first time as of September 2006, brisk demand in France and Germany, and a solid performance in Eastern and Southeastern Europe. Volumes of ready-mix concrete remained stable at 14.9 million cubic meters.

| Europe<br>in million CHF | Jan–Sept<br>2007 | Jan–Sept<br>2006 | ±% | July–Sept<br>2007 | July–Sept<br>2006 | ±% |
|---|---|---|---|---|---|---|
| Net sales | 7,773 | 6,306 | +23.3 | 2,708 | 2,326 | +16.4 |
| Operating EBITDA | 1,835 | 1,464 | +25.3 | 700 | 574 | +22.0 |
| Operating profit | 1,345 | 1,058 | +27.1 | 530 | 433 | +22.4 |

Operating EBITDA increased by 25.3 percent to CHF 1.835 billion, while internal operating EBITDA growth came to 13 percent. The result reflects the improvements in performance of Aggregate Industries UK, Holcim France Benelux, and virtually all Group companies in Eastern Europe. Worthy of particular attention are the encouraging interim results achieved in Slovakia, the Czech Republic, Romania and Bulgaria. A markedly higher contribution to results was achieved in Russia.

**Solid earnings from North America**

The situation in the US real estate market remains difficult. The number of homes for sale on the market has increased steadily since the beginning of the year. The favorable order situation for industrial and commercial buildings, and infrastructure work have provided a certain counterweight. The mood in Canada is slightly better and recent months have even seen a revival in construction activity.

At Holcim US, sales volumes declined, particularly in the Mid-West and in the catchment area of the Mississippi and Missouri rivers. As a logical consequence, there has been a strong reduction in lower-margin cement imports. In Canada too, St. Lawrence Cement could not realize the same level of high volume achieved in the previous year, and in the Northeastern US – the company's second market area – cement deliveries also decreased. From a Group perspective, cement sales in North America decreased by 9.5 percent to 12.4 million tonnes in the first nine months of 2007.

Aggregate Industries US was impacted by a tougher environment and to some extent by adverse weather conditions. Thus, aggregates suffered a decline in volumes despite Meyer Material being part of this Group company since mid-2006, but retained its market share. At St. Lawrence Cement in Canada, the higher order volume from the commercial, industrial and public sectors led to additional sales. On balance, deliveries in North America decreased by 10.4 percent to 43 million tonnes. Sales of ready-mix concrete increased in both countries, partially driven by acquisitions, by 1.9 percent to 5.3 million cubic meters on a consolidated basis.

| North America | Jan–Sept | Jan–Sept | ±% | July–Sept | July–Sept | ±% |
|---|---|---|---|---|---|---|
| in million CHF | 2007 | 2006 | | 2007 | 2006 | |
| Net sales | 4,016 | 4,110 | –2.3 | 1,763 | 1,734 | +1.7 |
| Operating EBITDA | 771 | 776 | –0.6 | 428 | 400 | +7.0 |
| Operating profit | 492 | 525 | –6.3 | 324 | 308 | +5.2 |

Due to productivity gains, a high capacity utilization, and good market prices, Holcim US succeeded in making up for the lower demand and even reported a slight improvement in operating EBITDA compared with 2006. St. Lawrence Cement virtually matched its strong prior-year performance. Aggregate Industries US posted a weaker result. The financial results of Group region North America just fell short of the previous year's level. Consolidated operating EBITDA decreased by 0.6 percent to CHF 771 million. Contrary to the first half of 2007, internal operating EBITDA growth was positive at 0.5 percent.

Holcim US has largely completed the construction of the port facilities on the Mississippi and the big silos at the new Ste. Genevieve plant. Work is progressing as scheduled on the foundations of the new kiln line and the preheater tower. Aggregate Industries US has acquired several ready-mix concrete plants in South Carolina and thus established a further foothold in an attractive market.

Since August 13, 2007, following the successful completion of the public tender to the minority shareholders, St. Lawrence Cement has become a wholly owned Group subsidiary. To improve Holcim's long-term positioning in the North American market, it was decided that as of the beginning of 2008 St. Lawrence Cement would concentrate on the Canadian market, while its activities in the northeastern part of the United States would be integrated into Holcim US. This repositioning will lead to improved customer relations and market development, and will bring cost savings.

**Latin American deliveries reach high levels**

Taken as a whole, the Latin American construction sector has held up well. Despite regional differences, cement consumption continued to rise. The solid order position in the construction sector is mainly a reflection of robust domestic demand. In many places, additional impetus was generated by the export sector, which benefited from rising world market prices for raw materials and agricultural products. Investment focused on public and private house building activity. However, the expansion of transport and utility infrastructure was also a major factor.

In Mexico, Holcim Apasco concentrated on high-margin cement types leading to a slight decrease in sales volumes. Deliveries of ready-mix concrete were at the same level as the previous year. Holcim sold more cement in Central America and the Caribbean. Investments in port facilities and tourist development and the expansion of refinery capacity led to higher demand.

Markets in Colombia and Ecuador remained buoyant, with both Group companies seeing significant increases in sales of cement and ready-mix concrete. Holcim Venezuela decided not to export clinker and cement due to sustained strong domestic demand. Delays in projects for the expansion of local public transport networks led to a fall in volumes of ready-mix concrete. Holcim Brazil saw a sharper than expected increase in cement sales, as well as a rise in deliveries of ready-mix concrete. For the first time in about two years, price levels improved slightly, but they continued to remain unsatisfactory. In Chile, the construction markets revived a little in the third quarter. However, Cemento Polpaico saw a slight decline in cement sales over the nine-month period as a whole. The oversupply in the ready-mix concrete sector continued to depress volumes. Construction activity in Argentina was dynamic, and Minetti achieved remarkable growth rates in all segments.

Consolidated cement sales in this Group region grew by 1.5 percent to 19.8 million tonnes. Difficult conditions in the aggregates business with third parties in Ecuador and Brazil resulted in a decline in consolidated deliveries in this segment by 3.1 percent to 9.4 million tonnes. Volumes of ready-mix concrete increased by 4 percent to 7.8 million cubic meters.

| Latin America<br>in million CHF | Jan–Sept<br>2007 | Jan–Sept<br>2006 | ±% | July–Sept<br>2007 | July–Sept<br>2006 | ±% |
|---|---|---|---|---|---|---|
| Net sales | 2,961 | 2,750 | +7.7 | 1,038 | 934 | +11.1 |
| Operating EBITDA | 932 | 955 | −2.4 | 324 | 309 | +4.9 |
| Operating profit | 752 | 765 | −1.7 | 265 | 245 | +8.2 |

The lower volumes in Mexico, the persisting unsatisfactory price situation in Brazil and the subdued market development in Chile affected the consolidated results for the region. Other factors include the sharp increase in the price of petcoke, which is an important source of energy for the cement plants, and the deterioration in exchange rates against the Swiss franc. Operating EBITDA decreased by 2.4 percent to CHF 932 million. Internal operating EBITDA growth was positive at 0.1 percent.

**Africa Middle East sees improved margins**

Business conditions in the construction materials markets of this Group region remained favorable, and several Group companies made remarkable progress.

Holcim Morocco benefited from rising demand in the residential construction, tourism and road building sectors. Delivery volumes of cement and ready-mix concrete increased. The new kiln line at the Settat plant started clinker production in July. Production is progressing as expected, supporting future supply of the key

market area of Casablanca. Robust economic conditions led to new record levels of cement deliveries at Egyptian Cement. Despite the export levy introduced in spring, exports of cement and clinker have been kept at a significant level. Construction activity was still weak in Lebanon. Since cement deliveries to bordering countries continued to flourish, the Lebanese Group company saw a net increase in sales.

Group companies in the Indian Ocean region also reported a rise in sales volumes. The increase in demand for cement and ready-mix concrete is attributable to house and road building in La Réunion. In West Africa, sales volumes recovered.

The majority interest in the share capital of Holcim South Africa was sold, backed by the government's Black Economic Empowerment strategy. The company was deconsolidated with effect from June 5, 2007. As a result, consolidated cement sales declined by 0.9 percent to 11.2 million tonnes, while deliveries of aggregates decreased by a higher than average 38.1 percent to 5.2 million tonnes. Volumes of ready-mix concrete decreased by 21.1 percent to 1.5 million cubic meters. On a like-for-like basis, sales of cement would have increased by 13.3 percent, deliveries of aggregates by 1.2 percent and volumes of ready-mix concrete by 10.5 percent.

| Africa Middle East | Jan–Sept | Jan–Sept | ±% | July–Sept | July–Sept | ±% |
|---|---|---|---|---|---|---|
| in million CHF[1] | 2007 | 2006 | | 2007 | 2006 | |
| Net sales | 1,466 | 1,547 | –5.2 | 387 | 542 | –28.6 |
| Operating EBITDA | 535 | 512 | +4.5 | 146 | 190 | –23.2 |
| Operating profit | 481 | 445 | +8.1 | 131 | 167 | –21.6 |

[1] Since June 5, 2007 excluding Holcim South Africa.

The first nine months of the current financial year saw a significant improvement in the results of Group region Africa Middle East. All Group companies contributed to this positive development. There was a marked rise at Holcim Morocco and Egyptian Cement in particular. Despite the loss of earnings from South Africa, operating EBITDA increased by 4.5 percent to CHF 535 million, while internal operating EBITDA growth was 30.3 percent.

**Continued expansion in Asia Pacific**

Construction activity gained momentum in Group region Asia Pacific. With a few exceptions, the markets served by Holcim saw an increase in cement consumption. There was a sharp rise in demand for building materials in India and Vietnam. Demand also increased appreciably in Indonesia and the Philippines, while remaining firm in Australia and New Zealand.

The two Indian Group companies ACC and Ambuja Cements once again increased their sales of cement. Despite long-lasting monsoons and sporadic interruptions of production, market supplies were assured at all times. The good order situation is attributable to residential and commercial construction activity and major infrastructure projects.

Holcim Vietnam also increased its cement production substantially. Siam City Cement in Thailand more than compensated for the fall in domestic demand with higher cement exports. Sales of ready-mix concrete increased slightly. Holcim Philippines benefited from more robust market conditions and exports increased. In Indonesia, lower interest rates stimulated the private construction sector. Volumes sold by Cement Australia and Holcim New Zealand reached impressive levels.

With the exception of Holcim Malaysia – where weather conditions delayed the start of major construction projects – Group companies increased deliveries of cement. The sharp rise in consolidated sales by 23.1 percent to 48.5 million tonnes is primarily attributable to the Group companies in India. The 30.4 percent rise in sales of aggregates to 3 million tonnes is due to the increase in activity in Thailand and Indonesia. The 24.2 percent increase in sales of ready-mix concrete to 4.1 million cubic meters reflects the continuing vertical integration in several conurbations.

| Asia Pacific in million CHF | Jan–Sept 2007 | Jan–Sept 2006 | ±% | July–Sept 2007 | July–Sept 2006 | ±% |
|---|---|---|---|---|---|---|
| Net sales | 4,678 | 3,342 | +40.0 | 1,595 | 1,262 | +26.4 |
| Operating EBITDA | 1,402 | 933 | +50.3 | 462 | 351 | +31.6 |
| Operating profit | 1,035 | 645 | +60.5 | 336 | 241 | +39.4 |

The wider scope of consolidation and the solid business performance are reflected in this Group region's positive financial results. Operating EBITDA increased by 50.3 percent to CHF 1.402 billion. The Group posted internal operating EBITDA growth of 23.3 percent. India apart, Group companies in Indonesia, the Philippines, Singapore and Vietnam in particular contributed to the better results.

In the third quarter of 2007, the Group increased its stake in Group company Ambuja Cements through the acquisition of a share package from the founding families. Under India's takeover code, this transaction automatically triggers a public bid for a further 20 percent of the share capital.

In line with the forecast increase in consumption, Holcim's cement capacity in India will significantly be expanded over the next few years, reaching approximately 45 million tonnes per year by the end of 2007.

**Record result in sight**

For the 2007 financial year as a whole, we can once again look forward to an excellent result and attractive organic growth. Despite a slowdown in some markets, the Board of Directors and the Executive Committee expect that in 2007 the Group will again clearly exceed its long-term growth target of 5 percent in internal operating EBITDA. The acquisitions of recent years and the extensive program to expand capacity and boost efficiency will give the Group additional growth momentum over the coming years.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

November 7, 2007

Consolidated statement of income of Group Holcim

| Million CHF | Notes | Jan–Sept 2007 Unaudited | Jan–Sept 2006 Unaudited | ±% | July–Sept 2007 Unaudited | July–Sept 2006 Unaudited | ±% |
|---|---|---|---|---|---|---|---|
| **Net sales** | 5 | **20,286** | **17,514** | **+15.8** | **7,284** | **6,635** | **+9.8** |
| Production cost of goods sold | | (10,490) | (9,211) | | (3,757) | (3,484) | |
| **Gross profit** | | **9,796** | **8,303** | **+18.0** | **3,527** | **3,151** | **+11.9** |
| Distribution and selling expenses | | (4,564) | (3,902) | | (1,588) | (1,472) | |
| Administration expenses | | (1,271) | (1,120) | | (401) | (339) | |
| **Operating profit** | | **3,961** | **3,281** | **+20.7** | **1,538** | **1,340** | **+14.8** |
| Other income net | 7 | 1,240 | 25 | | 7 | 0 | |
| Share of profit of associates | | 223 | 55 | | 27 | 22 | |
| Financial income | 8 | 169 | 124 | | 59 | 45 | |
| Financial expenses | 9 | (730) | (696) | | (264) | (201) | |
| **Net income before taxes** | | **4,863** | **2,789** | **+74.4** | **1,367** | **1,206** | **+13.3** |
| Income taxes | | (1,006) | (839) | | (368) | (344) | |
| **Net income** | | **3,857** | **1,950** | **+97.8** | **999** | **862** | **+15.9** |
| **Attributable to:** | | | | | | | |
| Equity holders of Holcim Ltd | | 3,300 | 1,505 | +119.3 | 877 | 684 | +28.2 |
| Minority interest | | 557 | 445 | +25.2 | 122 | 178 | −31.5 |
| CHF | | | | | | | |
| Earnings per dividend-bearing share[1] | | 12.73 | 6.28 | +102.7 | 3.31 | 2.76 | +19.9 |
| Fully diluted earnings per share[1] | | 12.58 | 6.17 | +103.9 | 3.31 | 2.70 | +22.6 |

| Million CHF | | | | | | | |
|---|---|---|---|---|---|---|---|
| Operating EBITDA[2] | 6 | 5,340 | 4,489 | +19.0 | 2,016 | 1,772 | +13.8 |
| EBITDA[2] | | 6,829 | 4,616 | +47.9 | 2,062 | 1,809 | +14.0 |

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[2] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

Consolidated balance sheet of Group Holcim

| Million CHF | 30.9.2007 Unaudited | 31.12.2006 Audited | 30.9.2006 Unaudited |
|---|---|---|---|
| Cash and cash equivalents | 3,160 | 3,208 | 3,418 |
| Marketable securities | 32 | 15 | 7 |
| Accounts receivable | 4,929 | 3,659 | 4,339 |
| Inventories | 2,460 | 2,282 | 2,272 |
| Prepaid expenses and other current assets | 516 | 583 | 522 |
| **Total current assets** | **11,097** | **9,747** | **10,558** |
| | | | |
| Financial assets | 662 | 689 | 616 |
| Investments in associates | 708 | 727 | 671 |
| Property, plant and equipment | 24,848 | 23,831 | 23,181 |
| Intangible and other assets | 11,879 | 9,419 | 9,161 |
| Deferred tax assets | 314 | 289 | 331 |
| **Total long-term assets** | **38,411** | **34,955** | **33,960** |
| | | | |
| **Total assets** | **49,508** | **44,702** | **44,518** |
| | | | |
| Trade accounts payable | 2,482 | 2,568 | 2,238 |
| Current financial liabilities | 4,671 | 3,590 | 3,578 |
| Current tax liabilities | 403 | 271 | 374 |
| Other current liabilities | 2,387 | 2,192 | 2,047 |
| **Total short-term liabilities** | **9,943** | **8,621** | **8,237** |
| | | | |
| Long-term financial liabilities | 13,030 | 12,470 | 12,739 |
| Defined benefit obligations | 454 | 488 | 578 |
| Deferred tax liabilities | 3,003 | 3,023 | 3,113 |
| Long-term provisions | 1,333 | 1,375 | 1,222 |
| **Total long-term liabilities** | **17,820** | **17,356** | **17,652** |
| | | | |
| **Total liabilities** | **27,763** | **25,977** | **25,889** |
| | | | |
| Share capital | 527 | 511 | 506 |
| Capital surplus | 6,869 | 6,085 | 5,844 |
| Treasury shares | (69) | (62) | (62) |
| Reserves | 11,459 | 8,643 | 7,821 |
| **Total equity attributable to shareholders of Holcim Ltd** | **18,786** | **15,177** | **14,109** |
| Minority interest | 2,959 | 3,548 | 4,520 |
| **Total shareholders' equity** | **21,745** | **18,725** | **18,629** |
| | | | |
| **Total liabilities and shareholders' equity** | **49,508** | **44,702** | **44,518** |

Statement of changes in consolidated equity of Group Holcim

| Million CHF | Share capital | Capital surplus | Treasury shares |
|---|---|---|---|
| **Equity as at December 31, 2005** | **460** | **3,967** | **(59)** |
| Currency translation effects | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Share capital increase | 42 | 1,665 | |
| Conversion of convertible bonds | 4 | 203 | 41 |
| Dividends | | | |
| Change in treasury shares net | | | (44) |
| Share-based remuneration | | 9 | |
| Capital paid-in by minority interests | | | |
| Minorities assumed net | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | **46** | **1,877** | **(3)** |
| **Equity as at September 30, 2006 (unaudited)** | **506** | **5,844** | **(62)** |
| **Equity as at December 31, 2006** | **511** | **6,085** | **(62)** |
| Currency translation effects | | | |
| Taxes related to equity items | | | |
| Change in fair value | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| – Net investment hedges | | | |
| Realized gain (loss) through income statement | | | |
| – Available-for-sale securities | | | |
| – Cash flow hedges | | | |
| Net income recognized directly in equity | | | |
| Net income recognized in consolidated statement of income | | | |
| **Total recognized net income** | | | |
| Share capital increase | | | |
| Conversion of convertible bonds | 16 | 792 | |
| Dividends | | | |
| Change in treasury shares net | | | (19) |
| Share-based remuneration | | (8) | 12 |
| Capital repaid to minority interests | | | |
| Minorities disposed net | | | |
| Buyout of minorities | | | |
| **Total of other equity movements** | **16** | **784** | **(7)** |
| **Equity as at September 30, 2007 (unaudited)** | **527** | **6,869** | **(69)** |

| Retained earnings | Available-for-sale equity reserve | Cash flow hedging reserve | Currency translation effects | Total reserves | Minority interest | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | | Attributable to equity holders of Holcim Ltd | | | | |
| **8,170** | **(1)** | **(25)** | **(1,045)** | **7,099** | **2,783** | **14,250** |
| | | | (442) | (442) | (152) | (594) |
| | | | | | | |
| | | 16 | | 16 | | 16 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | **16** | **(442)** | **(426)** | **(152)** | **(578)** |
| 1,505 | | | | 1,505 | 445 | 1,950 |
| **1,505** | | **16** | **(442)** | **1,079** | **293** | **1,372** |
| | | | | | | 1,707 |
| 20 | | | | 20 | | 268 |
| (382) | | | | (382) | (218) | (600) |
| 5 | | | | 5 | | (39) |
| | | | | | | 9 |
| | | | | | 19 | 19 |
| | | | | | 1,770 | 1,770 |
| | | | | | (127) | (127) |
| **(357)** | | | | **(357)** | **1,444** | **3,007** |
| **9,318** | **(1)** | **(9)** | **(1,487)** | **7,821** | **4,520** | **18,629** |
| | | | | | | |
| **9,914** | **3** | **(5)** | **(1,269)** | **8,643** | **3,548** | **18,725** |
| | | | 25 | 25 | 180 | 205 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | 6 | | 6 | | 6 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | 6 | 25 | 31 | 180 | 211 |
| 3,300 | | | | 3,300 | 557 | 3,857 |
| **3,300** | | **6** | **25** | **3,331** | **737** | **4,068** |
| | | | | | | |
| | | | | | | 808 |
| (522) | | | | (522) | (314) | (836) |
| 7 | | | | 7 | | (12) |
| | | | | | | 4 |
| | | | | | (2) | (2) |
| | | | | | (74) | (74) |
| | | | | | (936) | (936) |
| **(515)** | | | | **(515)** | **(1,326)** | **(1,048)** |
| **12,699** | **3** | **1** | **(1,244)** | **11,459** | **2,959** | **21,745** |

Consolidated cash flow statement of Group Holcim

| Million CHF | Jan–Sept 2007 Unaudited | Jan–Sept 2006 Unaudited | ±% | July–Sept 2007 Unaudited | July–Sept 2006 Unaudited | ±% |
|---|---|---|---|---|---|---|
| **Net income before taxes** | **4,863** | **2,789** | **+74.4** | **1,367** | **1,206** | **+13.3** |
| Other (income) net | (1,240) | (25) | | (7) | 0 | |
| Share of profit of associates | (223) | (55) | | (27) | (22) | |
| Financial expenses net | 561 | 572 | | 205 | 156 | |
| **Operating profit** | **3,961** | **3,281** | **+20.7** | **1,538** | **1,340** | **+14.8** |
| Depreciation and amortization of operating assets | 1,379 | 1,208 | | 478 | 432 | |
| Other non-cash items | 131 | 138 | | 108 | 136 | |
| Change in net working capital | (1,027) | (1,143) | | (85) | 27 | |
| **Cash generated from operations** | **4,444** | **3,484** | **+27.6** | **2,039** | **1,935** | **+5.4** |
| Dividends received | 225 | 45 | | 11 | 7 | |
| Financial income (expenses) net | 18 | 5 | | 1 | (10) | |
| Interest paid | (522) | (546) | | (149) | (150) | |
| Income taxes paid | (874) | (632) | | (360) | (246) | |
| Other expenses | (31) | (8) | | (15) | (4) | |
| **Cash flow from operating activities (A)** | **3,260** | **2,348** | **+38.8** | **1,527** | **1,532** | **–0.3** |
| | | | | | | |
| Purchase of property, plant and equipment | (2,290) | (1,556) | | (840) | (571) | |
| Disposal of property, plant and equipment | 192 | 141 | | 44 | 72 | |
| Purchase of financial assets, intangible and other assets | (2,464) | (2,196) | | (1,434) | (1,178) | |
| Disposal of financial assets, intangible and other assets | 1,036 | 599 | | 51 | 112 | |
| **Cash flow used in investing activities (B)** | **(3,526)** | **(3,012)** | **+17.1** | **(2,179)** | **(1,565)** | **+39.2** |
| | | | | | | |
| Dividends paid on ordinary shares | (522) | (382) | | 0 | 0 | |
| Dividends paid to minority shareholders | (327) | (240) | | (161) | (70) | |
| Dividends paid on preference shares | 0 | (17) | | 0 | 0 | |
| Share capital paid-in | (8) | 1,707 | | (8) | 3 | |
| Capital (repaid to) paid-in by minority interest | (2) | 19 | | 0 | 2 | |
| Movements of treasury shares net | (12) | (39) | | (5) | 3 | |
| Increase in current financial liabilities net | 55 | 1,086 | | 427 | 425 | |
| Proceeds from long-term financial liabilities | 4,215 | 3,332 | | 2,467 | 2,301 | |
| Repayment of long-term financial liabilities | (3,149) | (4,625) | | (2,150) | (2,315) | |
| **Cash flow from (used in) financing activities (C)** | **250** | **841** | **–70.3** | **570** | **349** | **+63.3** |
| | | | | | | |
| **(De)Increase in cash and cash equivalents (A+B+C)** | **(16)** | **177** | | **(82)** | **316** | |
| | | | | | | |
| **Cash and cash equivalents as at the *beginning* of the period** | **3,208** | **3,332** | | **3,377** | **3,082** | |
| (De)Increase in cash and cash equivalents | (16) | 177 | | (82) | 316 | |
| Currency translation effects | (32) | (91) | | (135) | 20 | |
| **Cash and cash equivalents as at the end of the period** | **3,160** | **3,418** | | **3,160** | **3,418** | |

### 1 Basis of preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2006 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

### 2 Changes in the scope of consolidation

On June 5, 2007, Holcim disposed of 85 percent of its investment in **Holcim South Africa** in the context of a Black Economic Empowerment transaction. After the completion of the sales transaction, Holcim maintains a 15 percent stake in Holcim South Africa.

Since the date of the disposal, Holcim South Africa has been accounted for as an associate in accordance with IAS 28 using the equity method of accounting.

**Assets and liabilities of Holcim South Africa at the date of disposal**

| Million CHF | |
|---|---|
| Cash and cash equivalents | 66 |
| Other current assets | 165 |
| Property, plant and equipment | 298 |
| Other long-term assets | 30 |
| Short-term liabilities | (169) |
| Long-term provisions | (54) |
| Other long-term liabilities | (62) |
| **Net assets** | **274** |
| Minority interest | (154) |
| **Net assets disposed** | **120** |
| **Total selling price** | **1,278** |
| Cash | 713 |
| Loan notes | 565 |

The sale of the shareholding resulted in a capital gain of CHF 1.110 billion. Additionally, a special dividend of CHF 150 million net was received from South Africa.

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 153 | 153 |
| Property, plant and equipment | 602 | 230 |
| Other long-term assets | 7 | 30 |
| Short-term liabilities | (213) | (113) |
| Long-term provisions | (110) | (43) |
| Other long-term liabilities | (141) | (139) |
| **Net assets** | **298** | **118** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **298** | |
| | | |
| **Total purchase consideration (cash)** | **668** | |
| Fair value of net assets acquired | 298 | |
| **Goodwill** | **370** | |

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

**Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 54 | 69 |
| Property, plant and equipment | 297 | 135 |
| Other long-term assets | 5 | 4 |
| Short-term liabilities | (58) | (35) |
| Long-term provisions | (58) | (6) |
| Other long-term liabilities | 0 | 0 |
| **Net assets** | **240** | **167** |
| | | |
| Minority interest | 0 | |
| **Net assets acquired** | **240** | |
| | | |
| **Total purchase consideration (cash)** | **291** | |
| Fair value of net assets acquired | 240 | |
| **Goodwill** | **51** | |

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 268 | 231 |
| Property, plant and equipment | 1,124 | 681 |
| Other long-term assets | 842 | 386 |
| Short-term liabilities | (215) | (184) |
| Long-term provisions[1] | (424) | (111) |
| Other long-term liabilities | (188) | (189) |
| **Net assets** | **1,407** | **814** |
| Minority interest | (1,189) | |
| **Net assets acquired** | **218** | |
| **Total purchase consideration (cash)** | **620** | |
| Fair value of net assets acquired | 218 | |
| **Goodwill** | **402** | |

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

**Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)**

| Million CHF | Fair value | Carrying amount |
|---|---|---|
| Current assets | 596 | 490 |
| Property, plant and equipment | 1,591 | 890 |
| Other long-term assets | 322 | 35 |
| Short-term liabilities | (377) | (362) |
| Long-term provisions[1] | (442) | (111) |
| Other long-term liabilities | (393) | (351) |
| **Net assets** | **1,297** | **591** |
| Minority interest | (864) | |
| **Net assets acquired** | **433** | |
| **Total purchase consideration (cash)** | **669** | |
| Fair value of net assets acquired | 433 | |
| **Goodwill** | **236** | |

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

4 Segment information

| Information by region | Europe | | North America | | Latin America | | Africa Middle East | | Asia Pacific | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| January–September (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | | | | | |
| Million CHF | | | | | | | | | | | | | | |
| Net sales to external customers | 7,731 | 6,258 | 4,014 | 4,108 | 2,899 | 2,660 | 1,416 | 1,517 | 4,226 | 2,971 | | | 20,286 | 17,514 |
| Net sales to other segments | 42 | 48 | 2 | 2 | 62 | 90 | 50 | 30 | 452 | 371 | (608) | (541) | | |
| Total net sales | 7,773 | 6,306 | 4,016 | 4,110 | 2,961 | 2,750 | 1,466 | 1,547 | 4,678 | 3,342 | (608) | (541) | 20,286 | 17,514 |
| Operating EBITDA[1] | 1,835 | 1,464 | 771 | 776 | 932 | 955 | 535 | 512 | 1,402 | 933 | (135) | (151) | 5,340 | 4,489 |
| Operating EBITDA margin in % | 23.6 | 23.2 | 19.2 | 18.9 | 31.5 | 34.7 | 36.5 | 33.1 | 30.0 | 27.9 | | | 26.3 | 25.6 |
| Operating profit | 1,345 | 1,058 | 492 | 525 | 752 | 765 | 481 | 445 | 1,035 | 645 | (144) | (157) | 3,961 | 3,281 |
| Operating profit margin in % | 17.3 | 16.8 | 12.3 | 12.8 | 25.4 | 27.8 | 32.8 | 28.8 | 22.1 | 19.3 | | | 19.5 | 18.7 |
| **Capacity and sales** | | | | | | | | | | | | | | |
| Million t | | | | | | | | | | | | | | |
| Production capacity cement[2] | 46.9 | 46.9 | 22.1 | 22.1 | 35.3 | 35.3 | 13.6 | 17.7 | 79.9 | 75.8 | | | 197.8 | 197.8 |
| Sales of cement | 26.1 | 24.7 | 12.4 | 13.7 | 19.8 | 19.5 | 11.2 | 11.3 | 48.5 | 39.4 | (5.2) | (4.8) | 112.8 | 103.8 |
| Sales of mineral components | 1.9 | 1.5 | 1.7 | 1.9 | | | 0.2 | 0.6 | 0.4 | 0.4 | | | 4.2 | 4.4 |
| Sales of aggregates | 76.4 | 69.6 | 43.0 | 48.0 | 9.4 | 9.7 | 5.2 | 8.4 | 3.0 | 2.3 | | | 137.0 | 138.0 |
| Sales of asphalt | 4.5 | 4.2 | 6.0 | 6.9 | | | | | | | | | 10.5 | 11.1 |
| Million m³ | | | | | | | | | | | | | | |
| Sales of ready-mix concrete | 14.9 | 14.9 | 5.3 | 5.2 | 7.8 | 7.5 | 1.5 | 1.9 | 4.1 | 3.3 | | | 33.6 | 32.8 |

| Information by product | Cement[3] | | Aggregates | | Other construction materials and services | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| January–September (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | |
| Million CHF | | | | | | | | | | |
| Net sales to external customers | 11,951 | 10,250 | 1,637 | 1,371 | 6,698 | 5,893 | | | 20,286 | 17,514 |
| Net sales to other segments | 1,034 | 968 | 773 | 719 | 358 | 386 | (2,165) | (2,073) | | |
| Total net sales | 12,985 | 11,218 | 2,410 | 2,090 | 7,056 | 6,279 | (2,165) | (2,073) | 20,286 | 17,514 |
| Operating EBITDA[1] | 4,332 | 3,648 | 487 | 451 | 521 | 390 | | | 5,340 | 4,489 |
| Operating EBITDA margin in % | 33.4 | 32.5 | 20.2 | 21.6 | 7.4 | 6.2 | | | 26.3 | 25.6 |

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2006.
[3] Cement, clinker and other cementitious materials.

| Information by region | Europe | | North America | | Latin America | | Africa Middle East | | Asia Pacific | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| July–September (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | | | | | |
| Million CHF | | | | | | | | | | | | | | |
| Net sales to external customers | 2,697 | 2,323 | 1,762 | 1,733 | 1,021 | 921 | 365 | 548 | 1,439 | 1,110 | | | 7,284 | 6,635 |
| Net sales to other segments | 11 | 3 | 1 | 1 | 17 | 13 | 22 | (6) | 156 | 152 | (207) | (163) | | |
| Total net sales | 2,708 | 2,326 | 1,763 | 1,734 | 1,038 | 934 | 387 | 542 | 1,595 | 1,262 | (207) | (163) | 7,284 | 6,635 |
| Operating EBITDA[1] | 700 | 574 | 428 | 400 | 324 | 309 | 146 | 190 | 462 | 351 | (44) | (52) | 2,016 | 1,772 |
| Operating EBITDA margin in % | 25.8 | 24.7 | 24.3 | 23.1 | 31.2 | 33.1 | 37.7 | 35.1 | 29.0 | 27.8 | | | 27.7 | 26.7 |
| Operating profit | 530 | 433 | 324 | 308 | 265 | 245 | 131 | 167 | 336 | 241 | (48) | (54) | 1,538 | 1,340 |
| Operating profit margin in % | 19.6 | 18.6 | 18.4 | 17.8 | 25.5 | 26.2 | 33.9 | 30.8 | 21.1 | 19.1 | | | 21.1 | 20.2 |
| **Capacity and sales** | | | | | | | | | | | | | | |
| Million t | | | | | | | | | | | | | | |
| Sales of cement | 9.3 | 9.3 | 4.9 | 5.0 | 6.9 | 6.6 | 3.3 | 4.0 | 16.0 | 15.1 | (1.8) | (1.7) | 38.6 | 38.3 |
| Sales of mineral components | 1.0 | 0.6 | 0.7 | 0.8 | | | | 0.2 | 0.1 | 0.2 | | | 1.8 | 1.8 |
| Sales of aggregates | 25.4 | 25.3 | 19.3 | 20.8 | 3.3 | 3.4 | 0.6 | 3.0 | 1.1 | 0.9 | | | 49.7 | 53.4 |
| Sales of asphalt | 1.2 | 1.5 | 3.2 | 3.5 | | | | | | | | | 4.4 | 5.0 |
| Million $m^3$ | | | | | | | | | | | | | | |
| Sales of ready-mix concrete | 5.4 | 5.3 | 2.3 | 2.3 | 2.8 | 2.6 | 0.3 | 0.7 | 1.6 | 1.2 | | | 12.4 | 12.1 |

| Information by product | Cement[1] | | Aggregates | | Other construction materials and services | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| July–September (unaudited) | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Income statement** | | | | | | | | | | |
| Million CHF | | | | | | | | | | |
| Net sales to external customers | 4,137 | 3,742 | 589 | 523 | 2,558 | 2,370 | | | 7,284 | 6,635 |
| Net sales to other segments | 403 | 368 | 263 | 271 | 100 | 85 | (766) | (724) | | |
| Total net sales | 4,540 | 4,110 | 852 | 794 | 2,658 | 2,455 | (766) | (724) | 7,284 | 6,635 |
| Operating EBITDA[1] | 1,534 | 1,379 | 220 | 209 | 262 | 184 | | | 2,016 | 1,772 |
| Operating EBITDA margin in % | 33.8 | 33.6 | 25.8 | 26.3 | 9.9 | 7.5 | | | 27.7 | 26.7 |

5 Change in consolidated net sales

| Million CHF | Jan–Sept 2007 | Jan–Sept 2006 | July–Sept 2007 | July–Sept 2006 |
|---|---|---|---|---|
| Like for like | 1,511 | 1,209 | 502 | 344 |
| Change in structure | 892 | 2,536 | (70) | 789 |
| Currency translation effects | 369 | 344 | 217 | (53) |
| **Total** | **2,772** | **4,089** | **649** | **1,080** |

6 Change in consolidated operating EBITDA

| Million CHF | Jan–Sept 2007 | Jan–Sept 2006 | July–Sept 2007 | July–Sept 2006 |
|---|---|---|---|---|
| Like for like | 586 | 381 | 246 | 108 |
| Change in structure | 185 | 530 | (59) | 222 |
| Currency translation effects | 80 | 77 | 57 | (22) |
| **Total** | **851** | **988** | **244** | **308** |

7 Other income net

| Million CHF | Jan–Sept 2007 | Jan–Sept 2006 | July–Sept 2007 | July–Sept 2006 |
|---|---|---|---|---|
| Dividends earned | 5 | 7 | 1 | 2 |
| Other ordinary income net | 1,243 | 34 | 12 | 0 |
| Depreciation and amortization of non-operating assets | (8) | (16) | (6) | (2) |
| **Total** | **1,240** | **25** | **7** | **0** |

In 2007, the position other ordinary income net mainly includes the gain on the disposal of Holcim South Africa and gains on disposal of property, plant and equipment.

8 Financial income

| Million CHF | Jan–Sept 2007 | Jan–Sept 2006 | July–Sept 2007 | July–Sept 2006 |
|---|---|---|---|---|
| Interest earned on cash and marketable securities | 151 | 93 | 53 | 32 |
| Other financial income | 18 | 31 | 6 | 13 |
| **Total** | **169** | **124** | **59** | **45** |

9 Financial expenses

| Million CHF | Jan–Sept 2007 | Jan–Sept 2006 | July–Sept 2007 | July–Sept 2006 |
|---|---|---|---|---|
| Interest expenses | (657) | (668) | (225) | (216) |
| Fair value changes on financial instruments | (13) | (103) | 11 | (17) |
| Amortized discounts on bonds and private placements | 4 | (20) | 0 | 1 |
| Other financial expenses | (70) | (35) | (31) | (18) |
| Foreign exchange (loss) gain net | (21) | 122 | (34) | 42 |
| Financial expenses capitalized | 27 | 8 | 15 | 7 |
| **Total** | **(730)** | **(696)** | **(264)** | **(201)** |

The position fair value changes on financial instruments includes a charge of CHF 21 million (2006: 114) on the USD convertible bonds. The revised IFRS (January 1, 2005) require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. From January to September 2006, these changes were driven by the weaker USD exchange rate against the CHF and the increase of the underlying Holcim share price.

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

**10 Bonds and private placements**

On February 20, 2007, Holcim Ltd issued new notes of CHF 400 million with fixed interest rate (3.125%, 2007–2017). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 250 million with fixed interest rate (3%, 2007–2013) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim to refinance existing debt and swapped into floating interest rates at inception.

In the third quarter 2007, Holcim Capital Corporation Ltd. fully repaid notes with a nominal value of CHF 200 million, floating interest rates (1997–2007), and a private placement with a nominal value of USD 35 million, fixed interest rate (5.83%, 2002–2007).

From January to September 2007, Ambuja Cements Ltd. fully repaid the following non-convertible debentures with fixed interest rate: INR 650 million (9.28%, 2002–2007), INR 250 million (9.28%, 2002–2007), INR 200 million (9.45%, 2002–2007) and INR 100 million (8.10%, 2002–2007).

From January to September 2007, ACC Limited fully repaid the following non-convertible debentures with fixed interest rate: INR 1,000 million (11.50%, 2002–2007), INR 750 million (9.80%, 2002–2007), INR 500 million (9.50%, 2002–2007), INR 500 million (8.95%, 2002–2007) and INR 250 million (8.95%, 2002–2007).

**11 Conversion of convertible bonds**

From January to July 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 131 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 600 million were converted into 8,237,465 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 16,474,930 to CHF 527,172,180.

As most of both USD convertible bonds and CHF convertible bonds have been converted, Holcim exercised its right to redeem the remaining outstanding bonds.

**12 Contingent liabilities**

No significant changes.

**13 Dividends**

In conformity with the decision taken at the Annual General Meeting on May 4, 2007, a dividend related to 2006 of CHF 2.00 per registered share has been paid on May 10, 2007. This resulted in a total ordinary dividend payment of CHF 522 million.

**14 St. Lawrence Cement Group Inc.**

Holcim has now acquired all outstanding shares of St. Lawrence Cement for CAD 687 million pursuant to the recommended cash offer to minority shareholders announced on May 14, 2007 and has completed the compulsory buyout process conducted under Canadian law. The shares have been delisted from the Toronto Stock Exchange as of August 13, 2007.

**15 Ambuja Cements Ltd.**

On August 23, 2007, Holcim acquired a further 3.9 percent stake in Ambuja Cements Ltd. According to the Indian takeover code, this transaction triggers a public offer. Holcim has launched a takeover bid for another 20 percent of the share capital at a price of INR 154 per share. Subject to the approval of the Indian authorities, Holcim expects this transaction, worth a maximum of approximately INR 47.2 billion, to be concluded by the end of 2007.

**16 Post-balance sheet events**

On October 17, 2007, Holcim Finance (Canada) Inc. fully repaid a private placement with a nominal value of CAD 105 million, fixed interest rate (5.86%, 2002–2007).

## 17 Principal exchange rates

| | Income statement | | | Balance sheet | | |
|---|---|---|---|---|---|---|
| | Average exchange rates in CHF Jan–Sept | | | Closing exchange rates in CHF | | |
| | 2007 | 2006 | ±% | 30.9.2007 | 31.12.2006 | 30.9.2006 |
| 1 EUR | 1.64 | 1.57 | +4.5 | 1.66 | 1.61 | 1.59 |
| 1 GBP | 2.42 | 2.29 | +5.7 | 2.37 | 2.40 | 2.34 |
| 1 USD | 1.22 | 1.26 | −3.2 | 1.17 | 1.22 | 1.25 |
| 1 CAD | 1.11 | 1.11 | | 1.17 | 1.05 | 1.12 |
| 100 MXN | 11.15 | 11.55 | −3.5 | 10.73 | 11.24 | 11.36 |
| 1 ZAR | 0.17 | 0.19 | −10.5 | 0.17 | 0.17 | 0.16 |
| 100 INR | 2.91 | 2.78 | +4.7 | 2.95 | 2.75 | 2.73 |
| 100 THB | 3.56 | 3.29 | +8.2 | 3.41 | 3.44 | 3.33 |
| 1000 IDR | 0.14 | 0.14 | | 0.13 | 0.14 | 0.14 |
| 100 PHP | 2.59 | 2.44 | +6.1 | 2.60 | 2.49 | 2.49 |
| 1 AUD | 1.01 | 0.94 | +7.4 | 1.03 | 0.97 | 0.93 |

### Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 33.9 billion at September 30, 2007.

### Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

### Financial reporting calendar

| | |
|---|---|
| Press and analyst conference on annual results for 2007 | February 27, 2008 |
| First quarter 2008 results | May 6, 2008 |
| General meeting of shareholders | May 7, 2008 |
| Dividend payment | May 13, 2008 |
| Half-year 2008 results | August 21, 2008 |
| Press and analyst conference for the third quarter 2008 | November 12, 2008 |

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding


Printed in Switzerland on FSC paper



With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture.





The Holcim Foundation for Sustainable Construction has presented its first-ever awards for outstanding sustainable construction projects. They were described in the Annual Report 2006. The Global Holcim Awards went to (portraits from right to left): Christoph Ingenhoven (Germany), Silvia Soonets, Isabel and Maria Ines Pocaterra (Venezuela), Luigi Centola (Italy) and Daniel Pearl (Canada).

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.

END